ORGANIGRAM TO ATTEND AND PRESENT AT
2018 GMP SECURITIES CANNABIS CONFERENCE

TORONTO, ON. (April 16, 2018) – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), is pleased to share details on the Company’s involvement at the GMP Securities’ 2018 Cannabis Conference on April 19, 2018 at the Ritz‐Carlton Hotel in Toronto.

Organigram Chief Executive Officer Greg Engel will provide a Company update including updates for the Organigram facility as well as details on the Company’s domestic and international expansion plans in the second‐floor ballroom of the Ritz‐Carlton Hotel from 9:20 a.m. to 9:40 a.m. on April 19.

Mr. Engel will meet for one‐on‐one discussions with institutional investors throughout the day along with selected members of Organigram senior management including recently appointed Chief Financial Officer Paolo De Luca and Guillermo Delmonte, President of the Company’s international division.

The GMP Securities Cannabis Conference will address key investment themes, emerging opportunities, significant trends and developments in the cannabis industry.

“The value of one‐on‐one discussions with the investment community are invaluable, from both an investor perspective and a company perspective. Organigram has ambitious plans moving into the adult recreational market, and those watching the company have questions,” Engel says. “With so much noise in the space right now, it’s important for our management to seize opportunities for personal connections.”

Opportunities for one‐on‐one meetings with Organigram management are extremely limited due to a high volume of inquiries following the initial conference announcement. Interested investors should contact their GMP Securities representative for further conference registration information and potential for availability with the company.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:

Organigram Holdings Inc.
Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661‐0947

or

Organigram Holdings Inc.
Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121